Exhibit 99.1

Press Release

SIFY TO ANNOUNCE SECOND QUARTER EARNINGS ON OCTOBER 15

     CHENNAI, India, Friday, October 8th, 2004. Sify Limited (Nasdaq National Markets: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today it will release second quarter fiscal 2004 earnings on Friday, October 15, at 7:00 AM ET.

     Sify will also host a conference call to discuss results on October 15, at 10:30 AM ET. Interested parties may participate in the conference call by dialing 877-270-4101 or internationally at 706-634-1485, 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available through October 31, 2004, by dialing 800-642-1687 or 706-645-8600 and entering access code 1089565.

     A recording of the conference call will also be available under the investor relations section of Sify’s corporate website, www.sifycorp.com.

     Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber cafe chain across 64 cities. The Company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

     For more information about Sify, visit www.sifycorp.com.

     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

     For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the Company’s report on Form 20-F for the year ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

Contacts:
Mr. David Appasamy Investor Relations Sify Limited 91-44-2254 0770 Ext. 2013 Email: david_appasamy@sifycorp.com	Brandi Piacente Investor Relations The Anne McBride Co. 212-983-1702 x208 Email: bpiacente@annemcbride.com